

May 9, 2014

Sarah E. Cogan, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017

Re: **Duff & Phelps Energy MLP Total Return Fund Inc.**
        File Nos. 333-195214 and 811-22958

Dear Ms. Cogan,

On April 11, 2014, you filed a registration statement on Form N-2 for Duff & Phelps Energy MLP Total Return Fund Inc. (the "Fund") in connection with the registration of its common stock. We have reviewed the registration statement, and have provided our comments below.

For convenience, we generally organized our comments using headings, defined terms and page numbers found in the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Cover Page — Investment Strategies

1.   The third sentence in this paragraph states that for purposes of the 80% Policy, the Fund considers MLPs to include investments "that offer *economic exposure* to public and *private* MLPs in the form of MLP equity securities, securities of entities holding *primarily* general partner or managing member interests in MLPs, securities that are derivatives of interests in MLPs, including I-Shares, exchange-traded funds that *primarily* hold MLP interests and debt securities of MLPs. Energy entities are *engaged* in the business of exploring, developing, producing, gathering, transporting, processing, storing, refining, distributing, mining or marketing natural gas, natural gas liquids (including propane), crude oil, refined petroleum products or coal." (emphasis added).

a. *Economic exposure*. Please note that the 80% test in Rule 35d-1 under Section 35 of the Investment Company Act of 1940 (the "1940 Act") is an asset-based test, not an exposure test, and that all assets, including derivative positions, must be valued on a mark-to-market basis for purposes of calculating compliance with the 80% test. Please revise.

b. *Private MLPs*. Please disclose how much the Fund may invest in private MLPs. Please further disclose what percentage of Managed Assets the Fund may invest in unregistered investment companies, including hedge funds, private equity funds, and/or any other fund that is exempt from the definition of "investment company" pursuant to Section 3(c) of the 1940 Act (*e.g.*, Section 3(c)(5)(C), Section 3(c)(9)). We may have additional comments.

c. *Primarily.* We note that the Fund may hold securities of entities holding "primarily" general partner or managing member interests in MLPs, as well as exchange-traded funds that "primarily" hold MLP interests and debt securities of MLPs. In our view, the use of the term "primarily" would not be consistent with the Fund's policy to invest at least 80% of the Fund's Managed Assets in MLPs (the "80% Policy"). In order to meet the 80% Policy, the prospectus should state that MLPs include securities of entities holding "substantially all" general partner or managing member interests in MLPs, and exchanged traded-funds that invest "substantially all" of their assets in MLP interests and debt securities of MLPs. Please revise.

d. *Engaged.* Please disclose the Fund's definition of "engaged," as used in the sentence stating that "[e]nergy entities are engaged in the business of exploring, developing, producing, gathering, transporting, processing, storing, refining, distributing, mining or marketing natural gas, natural gas liquids (including propane), crude oil, refined petroleum products or coal." For example, "engaged" means an entity that derives more than 50% of its revenue from the activities described above.

Cover Page — Offering Table

2. Footnote (3) states: "[t]otal offering expenses to be paid by the Fund (other than the sales load) are estimated to be approximately $[ ], which represents $0.04 per share. These offering expenses include payments to certain registered personnel of VP Distributors, LLC ("VPD") who participate as wholesalers in the marketing of the Common Stock. After payment of such expenses, proceeds to the Fund will be $[ ] per share. VIA [the Adviser] has agreed to pay (i) all of the Fund's organizational expenses and (ii) the Fund's offering expenses (other than the sales load) in excess of $0.04 per share."

a. Please include in the footnote estimates of the following:

- the size of the offering in dollars and shares;
- the total offering costs in dollars and costs per share;
- the total offering costs expected to be paid by the Fund in dollars;
- the organizational costs expected to be paid by the Adviser; and

• the total offering costs expected to be paid by the Adviser in dollars.

b. Please make similar revisions to Footnote (1) to the Fee Table on Page 39 in the section "Summary of Fund Expenses."

Cover Page — Leverage

3.	The penultimate sentence in this section defines "Managed Assets" to mean "net assets plus the amount of any Borrowings and the liquidation preference of any Preferred Stock that may be outstanding." Please clarify what is meant by "and the liquidation preference of any Preferred Stocks that may be outstanding."

Prospectus Summary — Derivatives (Page 9)

4.	The second sentence in this section states that "[t]he Fund may enter into derivative transactions, such as interest rate swaps, options contracts, forward contracts, options on indexed securities for investment, hedging and risk management purposes; provided that the Fund's exposure to derivative instruments, as measured by the total notional amount of all such instruments, will not exceed 25% of its Managed Assets." We note further that on Page 11, the prospectus states that Virtus Investment Advisers, Inc., the Fund's adviser, will receive an annual fee in an amount equal to a certain percentage of the Fund's average daily Managed Assets. Please confirm that for purposes of calculating the adviser's management fee, "Managed Assets" will not include derivatives valued at notional value. Instead, such derivatives must be valued at mark-to-market value.

5.	The bottom paragraph on this page states that "[c]ertain portfolio management techniques, such as engaging in short sales or writing options on portfolio securities, may be considered senior securities for the purposes of the Investment Company Act of 1940, as amended (the "1940 Act"), unless appropriate steps are taken to segregate the Fund's assets or otherwise cover its obligations. Although under no obligation to do so, DPIM intends to cover the Fund's commitment with respect to such techniques should the Fund enter into or engage in one or more of such techniques." Because the Fund must cover its obligations, please explain how DPIM, the sub-adviser, can assume those obligations.

6.	We note that the Fund may use various derivative strategies involving the purchase or sale of credit default swaps, total return swaps and other swap agreements, futures and options on securities, indices and currencies, forward foreign currency exchange contracts and other derivatives. Please confirm that when the Fund uses derivatives, and particularly when it engages in total return swaps or sells credit default swaps, it will set aside an appropriate amount of segregated assets. For example, please confirm that the Fund will segregate the full notional value of the credit default swaps it sells. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please also note that the Commission has issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the

Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates. Finally, please confirm that the Fund's derivatives disclosure is consistent with the SEC staff's guidance. See Letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Division of Investment Management, *Derivatives-Related Disclosures by Investment Companies* (July 30, 2010).

Prospectus Summary — Summary of Fund Expenses — Fee Table (Page 39)

7.   We note that the Fund may issue preferred stock, invest in ETFs, and engage in short selling. Please confirm that that the Fee Table will appropriately reflect expenses associated with the issuance of preferred stock, Acquired Fund Fees and Expenses ("AFFE"), and short sales.

STATEMENT OF ADDITIONAL INFORMATION

Statement of Additional Information — Investment Restrictions (Pages 1-2)

8.   Subparagraph (4) states that the Fund may not "invest 25% or more of the value of its total assets in any one industry provided that such limitation shall not be applicable to industries in the energy sector and obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities." The fourth full paragraph on Page 2 states "[f]or purposes of applying the limitation set forth in subparagraph (4) above . . . [t]he Fund's industry concentration policy does not preclude it from focusing investments in issuers in a group of related industrial sectors (such as different types of energy issuers)." Please revise the concentration policy to clearly and affirmatively identify the group of industries in which the Fund intends to concentrate (*i.e.*, energy industries).

GENERAL COMMENTS

9.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

10.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the "Securities Act"), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

11.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

12.   Please confirm to the staff in your response letter that the Fund will submit this offering to FINRA for its approval of the underwriting terms. Please request that a copy of the approval letter be provided directly to me in advance of any requested effective date.

13.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

14.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-4447.

Sincerely,

/s/ Amy W. Miller

Amy W. Miller
Senior Counsel

cc: Michael Shaffer, SEC